NEWS RELEASE
BROOKFIELD PROPERTIES
ANNOUNCES EXERCISE BY UNDERWRITERS OF
OVER-ALLOTMENT OPTION
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, December 21, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that the underwriters of its recent equity offering of common shares have exercised their over-allotment option to purchase an additional 1.875 million common shares of Brookfield Properties at a price of $38 per share. Concurrently, Brookfield Asset Management (BAM: NYSE, TSX) is purchasing directly or indirectly 1.125 million shares representing an equivalent number of shares on a pro rata basis.
The additional gross proceeds to Brookfield Properties from the exercise of the over-allotment option and the concurrent sale of additional shares to Brookfield Asset Management total approximately $114 million. The total gross proceeds to Brookfield Properties raised in the equity offering from the combined share issuances total approximately $1.25 billion.
Closing is expected to occur on December 22, 2006.
Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc. acted as joint book-running managers, with CIBC World Markets Inc. and RBC Capital Markets acting as co-managers.
A registration statement relating to the common shares became effective with the United States Securities and Exchange Commission. This news release shall not constitute an offer to sell or the solicitation for an offer to buy, nor shall there be any sale of the common shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction. A copy of the prospectus relating to the equity offering may be obtained on request without charge from Brookfield Properties Corporation, 200 Vesey Street, Suite 1100, New York, NY 10281,
telephone (212) 417-7000 or electronically at www.sedar.com or www.sec.gov or www.brookfieldproperties.com.
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Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, the corporation owns, develops and manages premier office properties. Subsequent to the completion of the Trizec acquisition, the office properties portfolio is comprised of interests in 106 properties totaling 73 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 15 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.
For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; including the acquisition of Trizec Properties, Inc. and Trizec Canada Inc.; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” in the company’s annual report under the heading “Management’s Discussion and Analysis,” as well as the risks described in the company’s final prospectus dated December 14, 2006, filed with Canadian securities regulators and forming a part of a registration statement on Form F-10 filed with the Securities and Exchange Commission under the heading “Risk Factors.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.